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                            November 3, 2022

       David Oelman
       Partner
       Vinson & Elkins L.L.P.
       845 Texas Avenue
       Suite 4700
       Houston, TX 77002

                                                        Re: Continental
Resources, Inc.
                                                            Schedule TO-T filed
by Omega Acquisition, Inc. and Harold G. Hamm
                                                            Filed October 24,
2022
                                                            File No. 005-82887
                                                            color:white;"_
                                                            Schedule 13E-3
filed by Continental Resources, Inc. et al.
                                                            Filed October 24,
2022
                                                            File No. 005-82887

       Dear David Oelman:

              We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Schedule TO-T

       Materials Prepared by the Founders Financial Advisor - Miscellaneous, page 19

   1.                                                   Provide the disclosure
required by Item 1015(b)(4) of Regulation M-A.
       Background of the Offer and the Merger, page 37

   2. We note you refer security holders to read the company's Schedule 14D-9 for disclosure in this section. The
disclosure is required of each filing person in the going private transaction; thus,
please revise to include the disclosure or incorporate by reference to your disclosure
documents.
 David Oelman
Vinson & Elkins L.L.P.
November 3, 2022
Page 2
Schedule I - Security Ownership of Certain Beneficial Owners and Management, page S-3

3. Please revise to remove all references to "pecuniary interest" as beneficial ownership under Regulation 13D-G does not incorporate that concept.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Please direct any questions to Dan Duchovny at 202-551-3619.



FirstName LastNameDavid Oelman                                Sincerely,
Comapany NameVinson & Elkins L.L.P.
                                                              Division of
Corporation Finance
November 3, 2022 Page 2                                       Office of Mergers
& Acquisitions
FirstName LastName